SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For immediate release

For More Information Contact:

Luciana Paulo Ferreira CSN - Relações com Investidores - 011 3049-7591 luferreira@csn.com.br www.csn.com.br	Dana Voelzke MZ Consult +1 (203) 740-2883 dana@mzconsult.com.br

CSN AND CVRD CONCLUDE THE SALE OF FCA AND THE ACQUISITION OF TECON AND CFN

(São Paulo, Brazil – November 7, 2003) - Companhia Siderúrgica Nacional (CSN) (NYSE-SID) announces that it has signed today the contracts regarding the entangling of the logistics stakes between CSN and Companhia Vale do Rio Doce (“CVRD”). According to the release divulged in April this year, these contracts include the sale of CSN’s stake at Ferrovia Centro-Atlântica S.A. (“FCA”) to CVRD (affiliated company - Tucumã Ltda); the sale to CSN and Taquari Participações S.A. of CVRD’s stake at Companhia Ferroviária do Nordeste (“CFN”) and the commitment to sell to CSN CVRD’s stake at Sepetiba Tecon S.A. (Tecon). In addition, contracts related to services among Tecon, CFN and CVRD and between CSN and FCA were also signed.

All these contracts constitute one transaction that will result in a total disbursement by CSN of approximately R$34 million, at the financial closing.

The conclusion of this transaction will enable investments in railway infrastructure and equipment, which may lead to improvement in the quality of cargo transportation to CSN’s customers and to the growth of the economy and job generation in Brazil.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and consolidated gross revenues of R$6.1 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

The foregoing includes forward-looking statements, such as the proposed acquisition. Factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include changes in the steel industry or the economic or political situation in Brazil or other countries or regions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2003

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.